UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                                          to
Commission file number: 000-49733

A.	Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc.
(Full title of the plan)
Same as below
(Address of the plan, if different from that of the issuer named below)

B.	First Interstate BancSystem, Inc.
(Name of issuer of the securities held pursuant to the plan)
401 North 31st Street, P.O. Box 30918, Billings, Montana 59116-0918
(Address of issuer’s principal executive office)

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
FIRST INTERSTATE BANCSYSTEM, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.

Report of Independent Registered Public Accounting Firm
Executing Committee of the
Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc.
Billings, Montana
We have audited the accompanying statement of net assets available for plan benefits of the Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for plan benefits of the Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. as of December 31, 2006, and the changes in net assets available for plan benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States.
Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Gordon, Hughes & Banks, LLP
Greenwood Village, Colorado
June 5, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Executive Committee of the
Savings and Profit Sharing Plan
for Employees of First Interstate BancSystem, Inc.
Billings, Montana
We have audited the accompanying statement of net assets available for benefits of the Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. as of December 31, 2005. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
/s/ Eide Bailly LLP
Billings, Montana
June 15, 2006

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS
Investments, at fair value
Registered investment companies	$85,179,908	$69,977,499
Employer securities	52,613,633	42,439,820
Participant loans	1,553,901	1,155,934

	139,347,442	113,573,253

Receivables
Employer’s contributions	1,060,327	600,422
Employees’ contributions	—	—
Accrued interest on loan payments	—	—
Accrued investment income	—	—

	140,407,769	114,173,675

Cash	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$140,407,769	$114,173,675

See notes to financial statements.

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006

Additions to net assets attributed to:
Investment income
Net appreciation in fair value of investments	$19,233,451
Dividends	1,413,231
Interest	93,410

20,740,092

Contributions
Employer’s	4,971,909
Participants’	5,938,715
Rollovers	373,885

11,284,509

Total additions	32,024,601

Deductions from net assets attributed to:
Benefits paid to participants	5,608,390
Fees paid from plan assets	182,117

Total deductions	5,790,507

Net increase	26,234,094

Net assets available for benefits:
Beginning of year	114,173,675

End of year	$140,407,769

See notes to financial statements.

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 1 — DESCRIPTION OF PLAN AND SIGNIFICANT ACCOUNTING POLICIES
Description of Plan
The following description of the First Interstate BancSystem, Inc. (Company) Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General. The Plan is a defined contribution plan covering all employees of the Company’s member banks and affiliates who are classified as regular-status scheduled to work 20 hours or more per week, or, if not classified as regular status have completed 1,000 hours of service in no more than twelve consecutive months. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Elective and Matching Contributions. At initial entry in the Plan Participants are automatically enrolled to contribute four percent of their annual compensation in pre-tax contributions, unless they elect otherwise. Participants may change their elective contribution rate as of any pay period by filing a new election. Such elective contributions are limited to the annual limitation defined in Internal Revenue Code Section 402(g)(1), which was $15,000 for 2006. Participants aged 50 or older before the close of the Plan year are eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Code. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.
The Company makes a matching contribution of 125 percent of the first four percent of annual compensation that a participant contributes to the Plan.
Discretionary Contributions. At its discretion, the Company may make a quarterly profit sharing contribution. The Plan also allows for an Applicable Minimum Employer contribution and a Specified Minimum Employer contribution as determined by the Company’s board of directors by appropriate resolution on or before the last day of the Company’s tax year.
Participant Accounts. Each participant’s account is credited with the participant’s contributions and allocations of the Company contributions and Plan earnings. Allocations of participant earnings are based on account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to pay administrative expenses incurred by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
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SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

Vesting. Participants are immediately vested in their contributions and any rollover contributions plus allocated earnings thereon. Vesting in the Company’s matching and profit sharing contribution portions of their accounts and earnings thereon is contingent upon the participant’s date of hire. Employees who were hired before January 1, 2000 and participating in the plan before January 1, 2001 are 100 percent vested in the Company’s matching and profit sharing contributions. Employees who were hired as regular-status working 20 hours or more per week during the fiscal year 2000 and became participants in fiscal year 2001 after completing 1 year of service, as defined, are also 100 percent vested in the Company’s matching and profit sharing contributions. Employees hired in fiscal year 2001 or later are subject to a vesting schedule based on years of service. These participants are 100 percent vested in the Company’s matching and profit sharing contributions after three years of credited service.
Participant loans. Loans are limited to the lesser of (a) 50 percent of the participant’s vested account balance or (b) $50,000, reduced by the excess, if any, of (i) the participant’s highest outstanding loan balance during the previous year, over (ii) the participant’s outstanding loan balance on the date the loan is made. Loan terms shall not exceed the earlier of (a) 15 years if the loan is for the purchase of a principal residence of the borrower or (b) five years for all other loans. The loans are secured by the balance in the participant’s account and bear a rate of interest which is commensurate with the interest rates being charged at the time such loan is made under similar circumstances by financial institutions in the community in which the Company’s principal office is then located. Interest rates on the participant loans outstanding at December 31, 2006 ranged from 5.0 percent to 10.5 percent. Principal and interest is paid ratably through biweekly payroll deductions for active employees.
Investment Options. Upon enrollment in the Plan, a participant may direct contributions in a variety of mutual fund offerings of registered investment companies. The most common options as of December 31, 2006 are as follows:
Accessor Balanced Allocation Fund — Funds are divided between equity funds and fixed-income funds in approximate equal proportion.
Accessor Growth Allocation Fund — Funds are invested primarily in equity funds and some fixed-income funds with a target range of approximately 80% and 20%, respectively.
Harbor International Fund — Funds are invested primarily in equity securities, principally common and preferred stocks of foreign companies located in Europe, the Pacific Basin and emerging industrialized countries whose economics and political regimes appear more stable and are believed to provide some protection to foreign shareholders.
Accessor Aggressive Growth Allocation Fund — Funds are invested in the domestic and international equity markets.
Accessor Growth & Income Allocation Fund — Funds are invested in equity funds and some fixed-income funds with a target range of approximately 60% and 40%, respectively.
Fidelity Spartan U.S. Equity Index Fund — Funds are invested primarily in common stocks included in the Standard & Poor’s 500 Index, which broadly represents the performance of common stocks publicly traded in the United States.
Fidelity Spartan Money Market Fund — Funds are invested in U.S. dollar-dominated money market securities of domestic and foreign issuers and repurchase agreements.
Accessor Growth Adv Fund — Funds are invested primarily in equity securities with greater than average growth characteristics selected from the Standard & Poor’s 500 Composite Stock Price Index (“S&P 500”).
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SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

A participant may not contribute to, but may direct transfers from any investment into, the following investment option:
First Interstate BancSystem, Inc. Stock — Funds are invested in First Interstate BancSystem, Inc. stock (Company Stock). A participant’s investment in Company Stock is limited to 50 percent of the participant’s account balance, as defined.
As of December 31, 2006 and 2005, plan assets invested in Company Stock were 38 percent and 37 percent of net assets available for benefits, respectively.
Payment of Benefits. After termination of service due to death, disability, or retirement, a participant with an account balance of more than $5,000 may, on any distribution date following termination, elect to receive either a lump sum distribution of his/her vested account balance or installment payments (annually, quarterly, or monthly) of a specific dollar amount not to exceed 10% of the account balance at the time of election or installment payments over a specified period of time not to exceed the participant’s life expectancy or an installment in an amount equal to the required minimum distribution for the year. Any participant account balance with less than $5,000 is distributed in a lump sum. For termination of service due to other reasons, a participant may receive the value of the vested interest in his/her account as a lump sum distribution. A participant may elect to receive a hardship distribution, without termination of employment, if he/she qualifies under the hardship withdrawal rules.
Member Employers. Members of the Plan include First Interstate BancSystem, Inc. and the following Subsidiaries:
First Interstate Bank
i_Tech Corporation
FIBCT, LLC
* Commerce Financial, Inc.
* FI Reinsurance, Ltd.
* First Interstate Statutory Trust
* FIB, LLC
* FI Insurance Agency
*   Denotes no current employees
Forfeited Accounts. At December 31, 2006 and 2005, forfeited non-vested accounts totaled $163,381 and $171,207, respectively. These accounts will be used first to pay administrative expenses incurred by the Plan. During the year ended December 31, 2006, $182,117 was used to pay Plan expenses.
Basis of Accounting
The accompanying financial statements have been prepared on an accrual basis and present the net assets available for participant benefits and changes in those net assets.
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SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

Use of Estimates
The preparation of financial statements in conformity with standards of the Public Company Accounting Oversight Board (United States) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments in the mutual funds of registered investment companies are valued at quoted market prices. Company Stock is valued based on an independent appraisal prepared by Alex Sheshunoff & Co. Investment Banking. The appraised fair market value of a share of Company Stock was $82.50 and $68.00 as of September 30, 2006 and 2005, respectively.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Payment of Benefits
Benefits are recorded when paid.
Income Tax Status
The Plan obtained its latest determination letter dated July 2, 2003, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s counsel believe the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.
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SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 2 — INVESTMENTS
The following presents the individual investments (all participant-directed) that represent 5 percent or more of the Plan assets available for benefits:

	2006		2005
	Number		Number
	of units	Fair Value	of units	Fair Value

Registered investment companies, fair value as determined by quoted market price:
Accessor Balanced Allocation Fund	905,043	$15,512,431	822,587	$13,070,904
Accessor Growth Allocation Fund	724,468	13,192,562	712,613	11,494,453
Harbor International Fund	175,913	10,913,627	127,182	6,272,600
Accessor Aggressive Growth Allocation Fund	556,804	10,473,486	518,561	8,436,986
Accessor Growth & Income Allocation Fund	479,943	8,394,202	447,432	7,145,484

Employer securities, fair value as determined by appraisal:
First Interstate BancSystem, Inc. Stock	637,741	52,613,633	624,115	42,439,820

		$111,099,941		$88,860,247

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $19,233,451 as follows:

Investments at fair value as determined by quoted market price:
Registered investment companies	$10,193,994
Investments at fair value as determined by appraisal:
Employer securities	9,039,457

$19,233,451

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SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 3 — ADMINISTRATIVE EXPENSES
First Interstate Financial Services Group serves as trustee of the Plan. Fidelity Investments Institutional Brokerage Group holds custody of the Plan’s assets. Rocky Mountain Employee Benefits, Inc. performs the recordkeeping for the Plan. The Plan pays the administrative fees related to these services performed for the Plan from the forfeited balances of the nonvested portion of terminated participant’s account balances. The Company pays any other administrative expenses related to the plan.
NOTE 4 — PLAN TERMINATION
Although the Company has not expressed any intent to do so, it has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.
NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS
Fees are charged to the participant for the processing of loans and distributions. These fees totaled $22,242 for the year ended December 31, 2006. These fees are considered customary and reasonable for such services.
Some Plan assets are invested in shares of the common stock of First Interstate BancSystem, Inc. by participant direction. These transactions qualify as party-in-interest.
Certain Plan investments are shares of mutual funds managed by Fidelity Management & Research, which is an affiliate of the plan’s custodian, Fidelity Investments Institutional Brokerage Group. In this custodial capacity, Fidelity has no fiduciary responsibility to the Plan. However, these transactions could qualify as party-in-interest should some change occur in this relationship.
NOTE 6 — PLAN AMENDMENTS
Effective January 1, 2006, the Plan was amended to allow salary deferral election changes (start, stop or modify) as of any payday, provided the election is received no later than the Friday preceding the payday.
Effective January 1, 2006, the Plan’s hardship provisions were amended to also include payments for burial or funeral expenses for the Participant’s deceased parent, spouse, children or other dependents and expenses for the repair of damage to the Participant’s principal residence that would qualify for the casualty deduction.
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SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 7 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 and 2005 to Form 5500:

	2006	2005
Net assets available for benefits per the financial statements	$140,407,769	$114,173,675
Participant loan balance deemed distributed	(6,610)	—

Net assets available for benefits per the Form 5500	$140,401,159	$114,173,675

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2006:

2006
Net increase per the financial statements	$26,234,094
Deemed distribution of participant loan	(6,610)

Net increase per the Form 5500	$26,227,484

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
FIRST INTERSTATE BANCSYSTEM, INC.
SUPPLEMENTARY INFORMATION

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

EIN 81-0331430
PN 003

		(c) Description of investment including maturity
	(b) Identity of issue, Borrower, lessor, or	date, rate of interest, collateral, par or maturity		(e) Current
(a)	similar party	value	(d) Cost	Value
*	First Interstate BancSystem, Inc.	Employer securities, 637,741 common shares	N/A	$52,613,633
	Accessor Capital Management	Balanced Allocation Fund, mutual fund	N/A	15,512,431
	Accessor Capital Management	Growth Allocation Fund, mutual fund	N/A	13,192,562
	Accessor Capital Management	Aggressive Growth Allocation Fund, mutual fund	N/A	10,473,486
	Accessor Capital Management	Growth & Income Allocation Fund, mutual fund	N/A	8,394,202
	Harbor Capital Advisors	Harbor International Fund, mutual fund	N/A	10,913,627
**	Fidelity Management & Research	Spartan U.S. Equity Index Fund, mutual fund	N/A	4,802,149
**	Fidelity Management & Research	Money Market Fund, mutual fund	N/A	3,705,814
	Accessor Capital Management	Growth Fund, mutual fund	N/A	3,190,754
	Davis Funds	Davis New York Venture, mutual fund	N/A	2,672,027
	Accessor Capital Management	Small to Mid Cap Fund, mutual fund	N/A	2,641,687
	Franklin Templeton Investments	Small-Mid Cap Growth Fund, mutual fund	N/A	1,551,835
	Accessor Capital Management	Value & Income Fund, mutual fund	N/A	1,644,342
	Managers Funds	Managers Special Equity, mutual fund	N/A	1,546,978
*	Participant Loans	Interest Rates ranging from 5% to 10.5%	0	1,553,901
**	Fidelity Management & Research	Advisor Equity Growth Fund, mutual fund	N/A	1,136,138
	Vanguard Group	Intermediate Term Treasury Admiral Fund, mutual fund	N/A	878,293
**	Fidelity Management & Research	Government Income Fund, mutual fund	N/A	738,679
	Accessor Capital Management	Income & Growth Allocation Fund, mutual fund	N/A	725,749
	DWS Scudder Investments	Fixed Income Fund, mutual fund	N/A	581,400
	Accessor Capital Management	Income Allocation Fund, mutual fund	N/A	564,354
**	Fidelity Cash Reserves	Money Market Fund	N/A	313,400

				$139,347,441

*	Party-in-interest to the Plan

**	Potential for party-in-interest to the Plan (see notes to financial statements)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.

June 26, 2007 Date	/s/ ROBERT A. JONES

Robert A. Jones, Chairman
First Interstate BancSystem, Inc. Benefits Committee,
Plan Administrator of the Savings and Profit Sharing
Plan for Employees of First Interstate BancSystem, Inc.

First Interstate BancSystem, Inc.
EXHIBIT INDEX

Exhibit	Document

23.1	Consent of Gordon, Hughes & Banks, LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Eide Bailly LLP, Independent Registered Public Accounting Firm.